IMMEDIATE RELEASE

TOWNSQUARE REPORTS THIRD QUARTER 2018 RESULTS

Greenwich, CT - November 6, 2018 - Townsquare Media, Inc. (NYSE: TSQ) ("Townsquare," the "Company," "we," "us," or "our") today announced its financial results for the third quarter ended September 30, 2018.

“We are pleased to announce another strong quarter at Townsquare, our fourth since Bill Wilson and I started our partnership as Co-Chief Executive Officers one year ago,” commented Dhruv Prasad, Co-Chief Executive Officer of Townsquare. “We implemented a strategic plan focused on the stability and profitable growth of Townsquare’s local branded media, marketing solutions, and live events businesses, and that plan has helped yield three consecutive quarters of revenue and EBITDA growth so far in 2018.”

“Our third quarter results were at the top end of our previously issued guidance and are reflective of the strong performance we have generated with our ‘local first’ strategy," commented Bill Wilson, Co-Chief Executive Officer of Townsquare. “Net revenue increased 1.9% and Adjusted EBITDA increased 6.9% in the third quarter, driven by the continued impressive growth of our digital businesses, particularly Townsquare Interactive and Townsquare Ignite."

The Company also announced today that its Board of Directors approved a quarterly cash dividend of $0.075 per share. The dividend will be payable on February 15, 2019 to shareholders of record as of the close of business on December 27, 2018.

Third Quarter Highlights*

•	As compared to the third quarter of 2017 on a GAAP basis:

•	Net revenue increased 1.9%, and 9.5% excluding live events net revenue

•	Net revenue increased 0.1% excluding political revenue

•	Net income decreased 32.2%, and net income from continuing operations increased 38.6%

•	Adjusted EBITDA increased 6.9%

•	Townsquare Interactive net revenue increased 22.9%

•	As compared to the third quarter 2017 on a pro forma basis:

•	Net revenue increased 0.3% and 7.3% excluding live events revenue

•	Net income decreased 34.8%

•	Adjusted EBITDA increased 4.6%

•	Diluted net income per share from continuing operations and diluted Adjusted Net Income Per Share were $0.35 and $0.36, respectively

•	Townsquare Interactive added 850 net subscribers, ending the quarter with approximately 14,500 subscribers

Year to Date Highlights*

•	As compared to the nine months ended September 30, 2017:

•	Net revenue increased 2.4%, and 6.5% excluding live events net revenue

•	Net revenue increased 1.4% excluding political revenue

•	Net income decreased $32.1 million, and net income from continuing operations increased 46.1%

•	Adjusted EBITDA increased 6.7%

•	Townsquare Interactive net revenue increased 18.8%

•	As compared to the nine months ended September 30, 2017 on a pro forma basis:

•	Net revenue increased 1.8% and 5.7% excluding live events net revenue

•	Net income decreased $32.6 million

•	Adjusted EBITDA increased 5.8%

•	Repaid $9.5 million of long-term debt

* See below for discussion of non-GAAP measures and reconciliations to GAAP measures.

Quarter Ended September 30, 2018 Compared to the Quarter Ended September 30, 2017

Net Revenue
Net revenue for the quarter ended September 30, 2018 increased $2.2 million, or 1.9%, to $114.1 million, as compared to $111.9 million in the same period last year. Excluding political revenue, net revenue increased $0.1 million, or 0.1%, to $111.8 million, as compared to $111.7 million in the same period last year. Excluding live events net revenue, which was budgeted to decline in 2018, net revenue increased $8.7 million, or 9.5%, to $101.1 million, as compared to $92.3 million in the same period last year.

Pro forma net revenue for the quarter ended September 30, 2018 increased $0.3 million, or 0.3%, to $114.1 million, as compared to $113.8 million in the same period last year. As used in this release, the term “pro forma” means pro forma for our acquisition of three radio stations in Princeton, NJ on July 2, 2018. Excluding political revenue, net revenue decreased $1.8 million, or 1.6%, to $111.8 million, as compared to $113.6 million in the same period last year. Excluding live events net revenue, which was budgeted to decline in 2018, net revenue increased $6.9 million, or 7.3%, to $101.1 million, as compared to $94.2 million in the same period last year.

Net Income
Net income for the quarter ended September 30, 2018 decreased $4.6 million, or 32.2%, to $9.7 million, as compared to $14.3 million in the same period last year. Net income from continuing operations increased $2.7 million or 38.6%, to $9.8 million, as compared to $7.1 million in the same period last year.

Pro forma net income for the quarter ended September 30, 2018 decreased $5.2 million, or 34.8%, to $9.7 million, as compared to $14.9 million in the same period last year.

Adjusted EBITDA
Adjusted EBITDA for the quarter ended September 30, 2018 increased $1.8 million, or 6.9%, to $27.8 million, as compared to $26.0 million in the same period last year.

Pro forma Adjusted EBITDA for the quarter ended September 30, 2018 increased $1.2 million, or 4.6%, to $27.8 million as compared to $26.6 million in the same period last year.

Nine Months Ended September 30, 2018 Compared to the Nine Months Ended September 30, 2017

Net Revenue
Net revenue for the nine months ended September 30, 2018 increased $7.5 million, or 2.4%, to $321.6 million, as compared to $314.1 million in the same period last year. Excluding political revenue, net revenue increased $4.4 million, or 1.4%, to $317.3 million, as compared to $312.9 million in the same period last year. Excluding live events net revenue, which was budgeted to decline in 2018, net revenue increased $17.2 million, or 6.5%, to $281.4 million, as compared to $264.2 million in the same period last year.

Pro forma net revenue for the nine months ended September 30, 2018 increased $5.7 million, or 1.8%, to $325.3 million, as compared to $319.5 million in the same period last year. Excluding political revenue, net revenue increased $2.6 million, or 0.8%, to $320.9 million, as compared to $318.3 million in the same period last year. Excluding live events net revenue, which was budgeted to decline in 2018, net revenue increased $15.5 million, or 5.7%, to $284.9 million, as compared to $269.4 million in the same period last year.

Net (Loss) Income
Net (loss) income for the nine months ended September 30, 2018 decreased $32.1 million, to a net loss of $15.3 million, as compared to net income of $16.8 million in the same period last year. Net income from continuing operations increased $7.2 million, or 46.1%, to $22.7 million, as compared to $15.5 million in the same period last year.

Pro forma net (loss) income for the nine months ended September 30, 2018 decreased $32.6 million, to a net loss of $14.2 million, as compared to net income of $18.4 million in the same period last year.

Adjusted EBITDA
Adjusted EBITDA for the nine months ended September 30, 2018 increased $4.5 million, or 6.7%, to $72.7 million, as compared to $68.1 million in the same period last year.

Pro forma Adjusted EBITDA for the nine months ended September 30, 2018 increased $4.0 million, or 5.8%, to $73.7 million, as compared to $69.7 million in the same period last year.

Liquidity and Capital Resources
As of September 30, 2018, we had a total of $49.6 million of cash on hand and $50.0 million of available borrowing capacity under our revolving credit facility. As of September 30, 2018, we had $562.4 million of outstanding indebtedness, representing 5.8x and 5.3x gross and net leverage, respectively, based on pro forma Adjusted EBITDA for the twelve months ended September 30, 2018 of $96.2 million.

The table below presents a summary, as of November 5, 2018, of our outstanding common stock and securities convertible into common stock, excluding options issued under our 2014 Omnibus Incentive Plan.

Security	Number Outstanding[1]	Description
Class A common stock	14,297,066	One vote per share.
Class B common stock	3,011,634	10 votes per share.[2]
Class C common stock	1,636,341	No votes.[2]
Warrants	8,977,676	Each warrant is exercisable for one share of Class A common stock, at an exercise price of $0.0001 per share. The aggregate exercise price for all warrants currently outstanding is $898.[3]
Total	27,922,717

[1] Each of the shares of common stock listed below, including the shares of Class A common stock issuable upon exercise of the warrants, has equal economic rights.
[2] Each share converts into 1 share of Class A common stock upon transfer or at the option of the holder, subject to certain conditions, including compliance with FCC rules.
[3] The warrants are fully vested and exercisable for shares of Class A common stock, subject to certain conditions, including compliance with FCC rules.

Conference Call
Townsquare Media, Inc. will host a conference call to discuss certain third quarter 2018 financial results on Tuesday, November 6, 2018 at 8:00 a.m. Eastern Time. The conference call dial-in number is 1-877-407-0784 (U.S. & Canada) or 1-201-689-8560 (International) and the confirmation code is 13683816. A live webcast of the conference call will also be available on the equity investor relations page of the Company's website at www.townsquaremedia.com.

A replay of the conference call will be available through November 15, 2018. To access the replay, please dial 1-844-512-2921 (U.S. & Canada) or 1-412-317-6671 (International) and enter confirmation code 13683816. A web-based archive of the conference call will also be available at the above website for thirty days after the call.

About Townsquare Media, Inc.
Townsquare is a radio, digital media, entertainment and digital marketing solutions company principally focused on being the premier local advertising and marketing solutions platform in small and mid-sized markets across the U.S. Our assets include 321 radio stations and more than 330 local websites in 67 U.S. markets, a digital marketing solutions company (Townsquare Interactive) serving approximately 14,500 small to medium sized businesses, a proprietary digital programmatic advertising platform (Townsquare Ignite) and approximately 200 live events with over one million attendees each year. Our brands include local media assets such as WYRK, KLAQ, K2 and NJ101.5; iconic regional and national events such as the Taste of Country Music Festival, WE Fest, Country Jam, the Boise Music Festival, the Red Dirt BBQ & Music Festival and Taste of Fort Collins; and leading tastemaker music and entertainment websites such as XXLmag.com, TasteofCountry.com and Loudwire.com. For more information, please visit www.townsquaremedia.com, www.townsquareinteractive.com, and www.townsquareignite.com.

Forward-Looking Statements
Except for the historical information contained in this press release, the matters addressed are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “aim,” “anticipate,” “estimate,” “expect,” “forecast,” “outlook,” “potential,” “project,” “projection,” “plan,” “intend,” “seek,” “believe,” “may,” “could,” “would,” “will,” “should,” “can,” “can have,” “likely,” the negatives thereof and other words and terms. By nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected or implied by the forward-looking statement. Forward-looking statements are based on current expectations and assumptions and currently available data and are neither predictions nor guarantees of future events or performance. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. See “Risk Factors” and “Forward-Looking Statements” included in our Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Securities and Exchange Commission on or about the date hereof, for a discussion of factors that could cause our actual results to differ from those expressed or implied by forward-looking statements. Townsquare Media, Inc. assumes no responsibility to update any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures and Definitions
In this press release, we refer to Adjusted EBITDA, Adjusted EBITDA Less Interest, Capex and Taxes, Adjusted Net Income, and Adjusted Net Income Per Share which are financial measures that have not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

We define Adjusted EBITDA as net income (loss) before the deduction of income taxes, interest expense, net, transaction costs, depreciation and amortization, stock-based compensation, business realignment costs, goodwill and other intangible impairment charges, net (income) loss from discontinued operations, net of income taxes, net gain (loss) on sale and retirement of assets, and other expense (income) net. Adjusted EBITDA Less Interest, Capex and Taxes is defined as Adjusted EBITDA less net cash interest expense, capital expenditures and cash paid for taxes. Adjusted Net Income is defined as net income (loss) before the deduction of transaction costs, business realignment costs, goodwill and other intangible impairment charges, net (loss) income from discontinued operations, net of income taxes, and net (gain) loss on sale and retirement of assets. Adjusted Net Income Per Share is defined as Adjusted Net Income divided by the weighted average shares outstanding. These measures do not represent, and should not be considered as alternatives to, net income (loss), or cash flows from operations, as determined under GAAP. In addition, these non-GAAP measures may not be comparable to similarly-named measures reported by other companies. Reconciliations of these non-GAAP measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are set forth in the tables below. Where we use the term “pro forma”, it refers to pro forma financial information for our acquisition of three radio stations in Princeton, NJ on July 2, 2018. as if the acquisition had occurred on January 1, 2017.

We use Adjusted EBITDA to facilitate company-to-company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. We use Adjusted Net Income and Adjusted Net Income Per Share to assess total company operating performance on a consistent basis. We believe that these measures, when considered together with our GAAP financial results, provide management and investors with a more complete understanding of our business operating results, including underlying trends, by excluding the effects of transaction costs, net (loss) gain on sale and retirement of assets, business realignment costs, certain impairments, and net income (loss) from discontinued operations. Further, while discretionary bonuses for members of management are not determined with reference to specific targets, our Board of Directors may consider Adjusted EBITDA, Adjusted EBITDA Less Interest, Capex and Taxes, Adjusted Net Income, and Adjusted Net Income Per Share when determining discretionary bonuses.

Investor Relations
Claire Yenicay
(203) 900-5555
investors@townsquaremedia.com

TOWNSQUARE MEDIA, INC.
CONSOLIDATED BALANCE SHEETS
(in Thousands, Except Share and Per Share Data)
(unaudited)

	September 30, 2018	December 31, 2017
ASSETS
Current assets:
Cash	$49,632	$61,205
Accounts receivable, net of allowance of $1,797 and $1,079, respectively	68,438	61,558
Prepaid expenses and other current assets	9,002	7,540
Current assets held for sale	—	879
Current assets of discontinued operations	38	7,222
Total current assets	127,110	138,404
Property and equipment, net	110,306	104,030
Intangible assets, net	500,641	495,501
Goodwill	251,802	241,888
Investments	14,512	8,092
Other assets	7,159	8,965
Long-term assets of discontinued operations	—	59,478
Total assets	$1,011,530	$1,056,358

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,875	$13,442
Current portion of long-term debt	5	9,524
Deferred revenue	9,303	17,281
Accrued expenses and other current liabilities	26,286	24,919
Accrued interest	9,227	5,699
Current liabilities of discontinued operations	223	2,440
Total current liabilities	55,919	73,305
Long-term debt, less current portion (net of deferred finance costs of $5,568 and $6,803, respectively)	556,849	555,618
Deferred tax liabilities	30,502	26,283
Other long-term liabilities	8,767	9,390
Long-term liabilities of discontinued operations	—	10,682
Total liabilities	652,037	675,278
Stockholders’ equity:
Class A common stock, par value $0.01 per share; 300,000,000 shares authorized; 14,297,066 and 13,819,639 shares issued and outstanding, respectively	143	138
Class B common stock, par value $0.01 per share; 50,000,000 shares authorized; 3,011,634 and 3,022,484 shares issued and outstanding, respectively	30	30
Class C common stock, par value $0.01 per share; 50,000,000 shares authorized; 1,636,341 shares issued and outstanding	17	17
Total common stock	190	185
Additional paid-in capital	365,366	367,041
Retained (deficit) earnings	(6,956)	13,265
Accumulated other comprehensive loss	—	(532)
Non-controlling interest	893	1,121
Total stockholders' equity	359,493	381,080
Total liabilities and stockholders' equity	$1,011,530	$1,056,358

TOWNSQUARE MEDIA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in Thousands, Except Per Share Data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Net revenue	$114,073	$111,897	$321,641	$314,129

Operating costs and expenses:
Direct operating expenses, excluding depreciation, amortization and stock-based compensation	79,384	79,473	229,176	227,640
Depreciation and amortization	4,854	4,833	14,082	14,779
Corporate expenses	6,863	6,390	19,802	18,375
Stock-based compensation	597	193	1,033	549
Transaction costs	167	218	1,003	606
Net (gain) loss on sale and retirement of assets	(4)	(63)	(401)	652
Total operating costs and expenses	91,861	91,044	264,695	262,601
Operating income	22,212	20,853	56,946	51,528
Other expenses:
Interest expense, net	8,640	8,230	25,600	24,474
Other expense, net	42	250	122	326
Income from continuing operations before income taxes	13,530	12,373	31,224	26,728
Provision from income taxes	3,699	5,279	8,517	11,185
Net income from continuing operations	9,831	7,094	22,707	15,543
Net (loss) income from discontinued operations, net of income taxes	(140)	7,198	(37,972)	1,303
Net income (loss)	$9,691	$14,292	$(15,265)	$16,846

Net income (loss) attributable to
Controlling interests	$9,295	$14,216	$(16,215)	$16,320
Non-controlling interests	396	76	950	526

Basic income (loss) per share:
Continuing operations	$0.52	$0.38	$1.21	$0.84
Discontinued operations	$(0.01)	$0.39	$(2.03)	$0.07

Diluted income (loss) per share:
Continuing operations	$0.35	$0.25	$0.82	$0.55
Discontinued operations	$(0.01)	$0.26	$(1.37)	$0.05

Weighted average shares outstanding:
Basic	18,941	18,478	18,690	18,459
Diluted	27,919	27,994	27,668	28,221

Cash dividend declared per share	$0.075	$—	$0.225	$—

TOWNSQUARE MEDIA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Thousands)
(unaudited)

	Nine Months Ended September 30,
	2018	2017
Cash flows from operating activities:
Net (loss) income	$(15,265)	$16,846
(Loss) income from discontinued operations	(37,972)	1,303
Income from continuing operations	22,707	15,543
Adjustments to reconcile income from continuing operations to net cash flows from operating activities:
Depreciation and amortization	14,082	14,779
Amortization of deferred financing costs	1,140	1,232
Deferred income tax expense	8,517	11,185
Provision for doubtful accounts	2,072	1,734
Stock-based compensation expense	1,033	549
Trade activity, net	(10,197)	(7,256)
Non-cash interest expense	(15)	—
Write-off of deferred financing costs	97	83
Net (gain) loss on sale and retirement of assets	(401)	652
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(4,579)	(4,535)
Prepaid expenses and other assets	(191)	(1,669)
Accounts payable	(5,913)	(2,372)
Accrued expenses	(8,823)	(3,803)
Accrued interest	3,559	4,580
Other long-term liabilities	(623)	(623)
Net cash provided by operating activities - continuing operations	22,465	30,079
Net cash used in operating activities - discontinued operations	(10,442)	(5,008)
Net cash provided by operating activities	12,023	25,071
Cash flows from investing activities:
Purchase of property and equipment	(12,684)	(12,277)
Payments for acquisitions, net of cash acquired	(21,128)	(5,496)
Payment for investment	—	(807)
Acquisition of intangibles	—	(150)
Proceeds from sale of assets	726	167
Net cash used in investing activities - continuing operations	(33,086)	(18,563)
Net cash provided by (used in) investing activities - discontinued operations	23,792	(5,777)
Net cash used in investing activities	(9,294)	(24,340)
Cash flows from financing activities:
Repayment of long-term debt	(9,519)	(6,662)
Dividend payments	(4,120)	—
Deferred financing costs	(2)	(432)
Proceeds from exercise of employee stock options	—	346
Cash distribution to non-controlling interest	(514)	(293)
Repayments of capitalized obligations	(4)	(90)
Net cash used in financing activities - continuing operations	(14,159)	(7,131)
Net cash used in financing activities - discontinued operations	(19)	(581)
Net cash used in financing activities	(14,178)	(7,712)
Effect of exchange rate changes	(124)	43
Net decrease in cash	(11,573)	(6,938)
Cash and restricted cash:
Beginning of period	61,205	47,145
End of period	$49,632	$40,207

TOWNSQUARE MEDIA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in Thousands)
(unaudited)

	Nine Months Ended September 30,
	2018	2017
Supplemental Disclosure of Cash Flow Information:
Cash payments:
Interest	$20,895	$18,575
Income taxes	913	588

Supplemental Disclosure of Non-cash Activities:
Dividends declared during the period	$6,277	$—

The following table reconciles on a GAAP basis net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted Net Income for the three and nine months ended September 30, 2018 and 2017, respectively (dollars in thousands):

	Actual
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net income from continuing operations	$9,831	$7,094	$22,707	$15,543
Net (loss) income from discontinued operations, net of income taxes	(140)	7,198	(37,972)	1,303
Net income (loss)	9,691	14,292	(15,265)	16,846
Provision for income taxes	3,699	5,279	8,517	11,185
Income (loss) before income taxes	13,390	19,571	(6,748)	28,031
Transaction costs	167	218	1,003	606
Net (gain) loss on sale and retirement of assets	(4)	(63)	(401)	652
Net loss (income) from discontinued operations, net of income taxes	140	(7,198)	37,972	(1,303)
Adjusted net income before income taxes	13,693	12,528	31,826	27,986
Provision for income taxes	3,738	5,187	8,688	11,586
Adjusted Net Income	$9,955	$7,341	$23,138	$16,400

Adjusted Net Income Per Share
Basic	$0.53	$0.40	$1.24	$0.89
Diluted	$0.36	$0.26	$0.84	$0.58

Weighted average shares outstanding
Basic	18,941	18,478	18,690	18,459
Diluted	27,919	27,994	27,668	28,221

The following table reconciles net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA on a quarterly basis and for the twelve months ended September 30, 2018 (dollars in thousands):

	Actual
	Quarter Ended				Twelve Months Ended
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	September 30, 2018
Net income (loss)	$12,746	$(26,591)	$1,634	$9,691	$(2,520)
Provision for income taxes	(18,331)	1,095	3,723	3,699	(9,814)
Interest expense, net	8,279	8,427	8,532	8,640	33,878
Transaction costs	569	160	677	167	1,573
Depreciation and amortization	4,220	4,601	4,628	4,854	18,303
Stock-based compensation	177	190	246	597	1,210
Business realignment costs	1,328	—	—	—	1,328
Goodwill and other intangible impairment charges	16,858	—	—	—	16,858
Net (income) loss from discontinued operations, net of income taxes	(3,743)	29,392	8,441	140	34,230
Other (a)	(227)	(290)	(28)	38	(507)
Adjusted EBITDA	$21,876	$16,984	$27,853	$27,826	$94,539
(a) Other includes net (gain) loss on sale and retirement of assets and other expense (income), net.

The following table reconciles on a pro forma basis net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA on a quarterly basis and for the twelve months ended September 30, 2018 (dollars in thousands):

	Pro Forma
	Quarter Ended				Twelve Months Ended
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	September 30, 2018
Net income (loss)	$12,746	$(26,591)	$1,634	$9,691	$(2,520)
Net income from acquisition	582	282	762	—	1,626
Pro forma net income (loss)	13,328	(26,309)	2,396	9,691	(894)
Provision for income taxes	(18,331)	1,095	3,723	3,699	(9,814)
Interest expense, net	8,279	8,427	8,532	8,640	33,878
Transaction costs	569	160	677	167	1,573
Depreciation and amortization	4,220	4,601	4,628	4,854	18,303
Stock-based compensation	177	190	246	597	1,210
Business realignment costs	1,328	—	—	—	1,328
Goodwill and other intangible impairment charges	16,858	—	—	—	16,858
Net (income) loss from discontinued operations, net of income taxes	(3,743)	29,392	8,441	140	34,230
Other (a)	(227)	(290)	(28)	38	(507)
Pro Forma Adjusted EBITDA	$22,458	$17,266	$28,615	$27,826	$96,165
(a) Other includes net (gain) loss on sale and retirement of assets and other (income) expense, net.

The following table reconciles on a GAAP basis net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA and Adjusted EBITDA Less Interest, Capex and Taxes for the three and nine months ended September 30, 2018 and 2017, respectively (dollars in thousands):

	Actual
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net income from continuing operations	$9,831	$7,094	$22,707	$15,543
Net (loss) income from discontinued operations, net of income taxes	(140)	7,198	(37,972)	1,303
Net income (loss)	9,691	14,292	(15,265)	16,846
Provision for income taxes	3,699	5,279	8,517	11,185
Interest expense, net	8,640	8,230	25,600	24,474
Transaction costs	167	218	1,003	606
Depreciation and amortization	4,854	4,833	14,082	14,779
Stock-based compensation	597	193	1,033	549
Net loss (income) from discontinued operations, net of income taxes	140	(7,198)	37,972	(1,303)
Other (a)	38	187	(279)	978
Adjusted EBITDA	$27,826	$26,034	$72,663	$68,114
Net cash paid for interest	(3,719)	(3,262)	(20,895)	(18,575)
Capital expenditures	(3,923)	(3,862)	(12,684)	(12,277)
Cash paid for taxes	(186)	(36)	(913)	(588)
Adjusted EBITDA Less Interest, Capex and Taxes	$19,998	$18,874	$38,171	$36,674
(a) Other includes net (gain) loss on sale and retirement of assets and other expense, net.

The following table reconciles on a pro forma basis net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA and Adjusted EBITDA Less Interest, Capex and Taxes for the three and nine months ended September 30, 2018 and 2017, respectively (dollars in thousands):

	Pro Forma
	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net income from continuing operations	$9,831	$7,094	$22,707	$15,543
Net (loss) income from discontinued operations, net of income taxes	(140)	7,198	(37,972)	1,303
Net income (loss)	9,691	14,292	(15,265)	16,846
Net income from acquisition	—	572	1,043	1,576
Pro forma net income (loss)	9,691	14,864	(14,222)	18,422
Provision for income taxes	3,699	5,279	8,517	11,185
Interest expense, net	8,640	8,230	25,600	24,474
Transaction costs	167	218	1,003	606
Depreciation and amortization	4,854	4,833	14,082	14,779
Stock-based compensation	597	193	1,033	549
Net loss (income) from discontinued operations, net of income taxes	140	(7,198)	37,972	(1,303)
Other (a)	38	187	(279)	978
Pro Forma Adjusted EBITDA	$27,826	$26,606	$73,706	$69,690
Net cash paid for interest	(3,719)	(3,262)	(20,895)	(18,575)
Capital expenditures	(3,923)	(3,864)	(12,714)	(12,292)
Cash paid for taxes	(186)	(36)	(913)	(588)
Pro Forma Adjusted EBITDA Less Interest, Capex and Taxes	$19,998	$19,444	$39,184	$38,235
(a) Other includes net (gain) loss on sale and retirement of assets and other expense, net.

The following table provides the Company's quarterly net revenue on a GAAP basis for the five quarters ended September 30, 2018 (dollars in thousands):

	Actual
	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018
Net Revenue	$111,897	$97,263	$87,991	$119,577	$114,073

The following table provides the Company's quarterly net revenue on a pro forma basis for the five quarters ended September 30, 2018 (dollars in thousands):

	Pro Forma
	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018
Pro Forma Net Revenue	$113,781	$99,344	$89,536	$121,666	$114,073